Better Choice Company Inc.

12400 Race Track Road

Tampa, FL 33626

July 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Erin Donahue

Re:	Better Choice Company Inc.
Registration Statement on Form S-1
Filed on July 8, 2024
File No. 333-280714

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Better Choice Company Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the above-referenced Registration Statement such that it may become effective on Monday, July 29, 2024 at 5:30 p.m. Eastern Time or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Meister Seelig & Fein LLP, by calling Louis Lombardo at (212) 655-3518.

Thank you for your assistance in this matter.

Very truly yours,

Better Choice Company Inc.

By:	/s/ Carolina Martinez
Name:	Carolina Martinez
Title:	Chief Financial Officer

cc: Louis Lombardo, Esq., Meister Seelig & Fein LLP